EXHIBIT 12

CRANE CO.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	06/30/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999	12/31/1998(1)

Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income from equity investees	61,286	21,787	135,065	190,284	155,717	192,287

Fixed Charges:
Interest Expense and amortized premiums, discounts and capitalized expenses related to indebtedness	8,085	16,899	21,187	21,564	27,854	27,661
Portion of interest within rental expense	2,294	4,587	4,521	3,498	3,201	3,069
Preferred security dividend requirement of consolidated subsidiaries	59	124	127	18	0	0

Total Fixed Charges	10,438	21,610	25,835	25,080	31,055	30,730

Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income from equity investees plus fixed charges, less preferred security dividend requirement of consolidated subsidiaries	71,665	43,273	160,773	215,346	186,772	223,017

Ratio of earnings to fixed charges	6.87	2.00	6.22	8.59	6.01	7.26

(1)	The 1998 ratio has been adjusted to reflect the spin-off of our Huttig Building Products, Inc. subsidiary in December 1999.